SEAGATE TECHNOLOGY

April 6, 2007

VIA TELECOPIER 202-772-9210

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stephen Krikorian

Morgan Youngwood

Chris White

Re:	Seagate Technology

Form 10-K for the Fiscal Year Ended June 30, 2006 filed September 11, 2006

Form 10-Q for the Quarter Ended December 31, 2006 filed February 2, 2007

Form 8-Ks filed October 24, 2006, October 25, 2006 and January 23, 2007

File No. 001-31560

Dear Mr. Krikorian:

On behalf of Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), we acknowledge receipt of your letter on behalf of the Staff of the Securities and Exchange Commission, dated March 30, 2007 (the “Staff’s Letter”).

As you may know, we spoke with Chris White on April 4, 2007 regarding our proposed timetable for responding to the Staff’s Letter. This letter is submitted at Chris’ request to confirm our discussion.

As we discussed with Chris, the Company’s legal, financial and accounting teams are carefully reviewing the Staff’s Letter, while simultaneously working on the closing of the Company’s financial results for the three months and nine months ended March 30, 2007, which we currently expect to publicly announce on April 17, 2007. Once the Company’s quarterly earnings release is published, the Company will turn its efforts to preparing its quarterly report on Form 10-Q. We expect to file the Form 10-Q the week of April 30, 2007, ahead of our deadline. As we discussed with Chris, the Company will take into account the Staff’s comments in preparing its third quarter earnings release and Form 10-Q, and proposes to submit a written response to the Staff’s Letter the week of May 7, 2007.

We trust that our proposed response timetable as set forth above is acceptable. If you have any comments or would like further information, please contact the undersigned at (831) 439-2545 or William L. Hudson on (831) 439-5370.

Very truly yours,

/s/ Patrick O’Malley

Patrick O’Malley

cc:	William L. Hudson
Executive Vice President, General Counsel and Secretary
Seagate Technology